Sanofi to Acquire Pluromed, Inc., Expanding its Presence in Biosurgery

- Sanofi to commercialize LeGoo® a highly innovative FDA approved and CE marked gel that provides temporary blood vessel occlusion during surgery -

Paris, France - March 16, 2012 - Sanofi (EURONEXT: SAN and NYSE: SNY) and Pluromed Inc. announced today that they have entered into a definitive agreement under which Sanofi is to acquire Pluromed Inc., a medical device company based in Woburn, Massachusetts. The acquisition is subject to customary closing conditions.

Pluromed has developed a proprietary polymer technology, called Rapid Transition Polymers (RTP™), pioneering the use of injectable plugs to improve the safety, efficacy and economics of medical interventions. Sanofi will commercialize Pluromed’s LeGoo®, a highly innovative FDA approved and CE marked gel for temporary endovascular occlusion of blood vessels during surgical procedures.

“The acquisition of Pluromed underscores Sanofi’s commitment to strengthen its Biosurgery portfolio,” said Alison Lawton, Senior Vice President and General Manager, Sanofi Biosurgery. “LeGoo® is a breakthrough technology with the potential to change the paradigm of vascular and cardiovascular surgical procedures, by providing fast, temporary control of blood flow while avoiding vessel trauma associated with standard of care.”

“The synergies between our companies were clear from the beginning,” said Jean-Marie Vogel, Chief Executive Officer of Pluromed, Inc. “We are confident that Sanofi has the expertise and resources necessary to bring LeGoo® to market and drive adoption.”

“LeGoo® represents a major advancement in surgical technology because of its ability to control bleeding without clamps or snares that can injure delicate blood vessels,” said Dr. William E. Cohn, Director, Minimally invasive Surgical Technology at the Texas Heart Institute in Houston and a member of Pluromed’s Board of Directors. “This breakthrough gives surgeons a way to temporarily stop blood flow into the surgical field which is imperative for clear visualization and accurate placement of sutures. I believe this technology will be widely adopted in cardiovascular surgery and perhaps in other fields in the future.”

This acquisition reflects Sanofi’s commitment to bring innovative solutions designed to ease surgical procedures and improve patient outcomes.

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About LeGoo®

LeGoo® is a thermo-sensitive biocompatible and non-toxic liquid gel that forms a plug when injected into a blood vessel to temporarily stop blood flow. The plug dissolves rapidly via cooling or spontaneously after several minutes. Once dissolved, the plug cannot reform because the concentration is too low. In a prospective, randomized study, LeGoo® has been shown to provide better operating conditions than conventional occlusion techniques, by limiting blood flow into a surgical field without causing damage to the vessels. The study also showed a reduction in the time required to perform an anastomosis for beating heart surgery when using LeGoo®. Time is critical to patient outcomes in these types of surgical interventions.

About Sanofi Biosurgery

Sanofi Biosurgery is a global strategic business unit of Sanofi. It develops and markets innovative, biologically based products for osteoarthritis relief, adhesion prevention, cartilage repair, and severe burn treatment. Sanofi Biosurgery’s products include: Synvisc®, Synvisc-One™ (hylan G-F 20), Carticel® (autologous cultured chondrocytes), MACI® (Matrix-induced Autologous Chondrocyte Implantation), Seprafilm® and Epicel® (cultured epidermal autografts). Sanofi Biosurgery is committed to transforming disease management through innovative medical interventions.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2011. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations	Investor Relations
Jean-Marc Podvin	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

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